1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

WILLIAM J. TUTTLE william.tuttle@dechert.com +1 202 261 3352 Direct +1 202 261 3009 Fax

July 17, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: Alison White

Re:    HMS Income Fund, Inc.
Registration Statement on Form N-2
File Numbers 333-204659 and 814-00939

Ladies and Gentlemen:
HMS Income Fund, Inc., a Maryland corporation (the “Company”), has today filed with the U.S. Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form N-2 (Registration Nos. 333-204659 and 814-00939) (as amended, the “Registration Statement”). On behalf of the Company, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission in a letter dated July 2, 2015 from Ms. Alison White of the Staff to William J. Tuttle of Dechert LLP, outside counsel to the Company. For your convenience, a transcription of the Staff’s comments is included in this letter (in italics), and each comment is followed by the applicable response. Capitalized terms used in this letter and not otherwise defined shall have the meanings specified in the Registration Statement.
General

1.	Include a cover letter with the submission of all public filings, providing the contact information of at least one person authorized to discuss comments on the filings.
The Company notes the Staff’s comment and has included in Amendment No. 1 the contact information of William J. Tuttle, Thomas J. Friedmann and Corey F. Rose, each of Dechert LLP,

United States Securities and Exchange Commission
July 17, 2015

outside counsel to the Company, each of whom is authorized to discuss comments from the Staff on filings made with the Commission by the Company.

2.
We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

The Company acknowledges the Staff’s comment. The Company respectfully submits that it does not intend to omit information from the form of prospectus in reliance on Rule 430A under the Securities Act. Rather, the Company supplementally advises the Staff that, in accordance with its undertaking pursuant to Item 34.4 of Form N-2 and Rule 430C under the Securities Act, it expects that information related to any offering of securities under the Registration Statement will be contained in a prospectus supplement that will be filed, together with the accompanying prospectus, in accordance with Rule 497 of the Securities Act (and deemed to be part of and included in the Registration Statement on the date it is first used after effectiveness).

3.	Please confirm that the Company does not intend to issue preferred stock within a year from the effective date of the Registration Statement.
The Company notes the Staff’s comment and hereby confirms that it does not intend to issue preferred stock within a year from the effective date of the Registration Statement. The Company has revised the disclosure in Amendment No.1 to include a statement to this effect in footnote 7 of the Fees and Expenses table.

4.
Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement. In this regard we note your disclosure on page 100 that “we may seek exemptive relief from the SEC to allow us to pay our Adviser an incentive fee on capital gains in connection with our merger with and into another entity.”

The Company notes the Staff’s comment. As discussed supplementally with the Staff, the Company expects to submit an application for exemptive relief to the Staff which, if granted in the form of an order by the Commission, would permit the Company to issue multiple classes of common stock in the Company. The Company does not currently intend to file any other application for exemptive relief with the Staff, including any application for exemptive relief that would permit the Company to pay its Adviser an incentive fee on capital gains realized in connection with a merger of the Company into another entity.

United States Securities and Exchange Commission
July 17, 2015

Cover Page

5.	Please revise your disclosure so that points to the following effect are bulleted and bolded:

•
The Company’s shares will not be listed on an exchange and it is not anticipated that a secondary market will develop. Thus, an investment in the Company may not be suitable for investors who may need the money they invest in a specified timeframe.

•	The amount of distributions that the Company may pay, if any, is uncertain.

•
The Company may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Company’s performance, such as from offering proceeds, borrowings, and amounts from the Company’s affiliates that are subject to repayment by investors.

•
An investor will pay a sales load of 10% and offering expenses of up to 1.5% on the amounts invested. If you pay the maximum aggregate 11.5% for sales load and offering expenses, you must experience a total return on your net investment of [ ]% in order to recover these expenses.

The Company acknowledges the Staff’s comment and has included the requested bullet point disclosure in bold on the cover page of the prospectus included in Amendment No. 1.

6.	Please confirm the accuracy of your statement that your middle market investments generally range in size from $1 million to $15 million. This comment applies to the disclosure on page 74, as well.
As requested, the Company hereby confirms that the disclosure on the size range of its Middle Market and lower middle market (LMM) investments is accurate, and is, in each instance, generally in a range from $1 million to $15 million as disclosed in the Registration Statement.

7.
If still applicable, please add back the disclosure contained on the cover page of your March 10, 2015 filing that “if you are able to sell your shares, you will likely receive less than your purchase price.”

United States Securities and Exchange Commission
July 17, 2015

As requested, the Company has included disclosure on the cover page of the prospectus to the effect that “if you are able to sell your shares, you will likely receive less than your purchase price.”
Summary, pages 1-15

8.
Please rewrite the following statement in plain English: “Private Loan investments ... are investments which have been originated through strategic relationships with other investment funds on a collaborative basis.” See Rule 421 under the Securities Act of 1933. This comment applies to the disclosure on pages 49, 54, 57 and 74, as well.

The Company acknowledges the Staff’s comment and has revised the disclosure in Amendment No. 1 to state “Private Loan investments, often referred to in the debt markets as “club deals,” are investments, generally in debt instruments, that we originate on a collaborative basis with other investment funds. Private Loan investments are typically similar in size, structure, terms and conditions to investments we hold in our LMM portfolio and Middle Market portfolio.

9.
Please disclose in the summary, as you do on page 81, that you “expect that the debt we invest in will generally have stated terms of three to seven years. However, we are in no way limited with regard to the maturity or duration of any debt investment we may make and we do not, at this time, have a policy in place with respect to the stated maturity.”

The Company acknowledges the Staff’s comment and has revised the disclosure in Amendment No. 1 to include the requested disclosure in the summary section of the Registration Statement.
Portfolio Update, page 3

10.	Please explain in the prospectus what it means for debt investments to have “index floors between 100 and 150 basis points.”
The Company acknowledges the Staff’s comment and has revised the disclosure in Amendment No. 1 to clarify the meaning of an index floor between 100 and 150 basis points. Specifically, the Company has included the following language with respect to minimum interest rates on floating rate instruments: “The Company generally invests in floating rate debt instruments, meaning that the interest rate payable on such instrument resets periodically based upon changes in a specified interest rate index, usually the LIBOR. However, many of our investments provide as well that the annualized rate of interest on such instruments will never fall below a level, or floor, between 100 and 150 basis points, equal to 1.0% to 1.5%, regardless of the level of the specified index rate.”

United States Securities and Exchange Commission
July 17, 2015

Liquidity Strategy, page 11

11.
The disclosure describes a potential liquidity event for stockholders between four and six years following the end of the offering period. Please explain to the investor the anticipated end date for the offering.

The Company acknowledges the Staff’s comment and has revised the disclosure in Amendment No. 1 to explain the Offering is expected to terminate on or before the third (3rd) anniversary of the effectiveness date of the registration statement of which this prospectus forms a part.
Fees and Expenses and Example, pages 16-17

12.	Does footnote 1 apply to both the Expense Example and the Fee and Expense table? If not, please revise accordingly.
The Company acknowledges the Staff’s comment and confirms that footnote 1 does not apply to the Expense Example table and has revised the disclosure in Amendment No. 1 to remove reference to footnote 1 from the Expense Example table.
Provisions of the Maryland General Corporation Law and Our Charter and Bylaws, page 117

13.
Please add disclosure to the effect that the provisions described in this section could have the effect of depriving shareholders of the opportunity to sell their shares at a premium over prevailing market prices. Also, please state: (1) whether the board of directors considered these provisions and determined that they were in the best interest of shareholders; and (2) whether the requirements to change the nature of the Fund’s bylaws and certificate of incorporation, approve extraordinary transactions, convert to an open-end company, or remove directors are higher than those imposed by federal or state law. See Guide 3 to Form N-2.

The Company respectfully submits that its bylaws contain a provision exempting any and all acquisitions by any person of its shares of common stock from the Control Share Act. Although the Control Share Act in some instances would deprive shareholders of the opportunity to sell their shares at a premium to prevailing market prices, the Company has explicitly exempted itself from the application of the Control Share Act; therefore, adding disclosure to that effect would be potentially misleading to prospective investors in shares of the Company’s common stock. The Company hereby confirms it has no intention of amending its bylaws to apply the Control Share Act to acquisitions of its common stock.

United States Securities and Exchange Commission
July 17, 2015

Share Repurchase Program, page 117

14.	If there will be any delay in the payment of Share Repurchase Program proceeds, please describe such delays.
The Company acknowledges the Staff’s comment and hereby confirms that the Company has not delayed, and has no intention of delaying, the payment of proceeds with respect to any shares tendered pursuant to the Company’s Share Repurchase Program. All payments will be made as disclosed in the applicable tender offer statement.
Control Share Acquisitions, pages 121-122

15.
The disclosure states that “we will amend our bylaws to be subject to the Control Share Act only if the board of directors determines that it would be in our best interests and if the staff of the SEC does not object to our determination that our being subject to the Control Share Act does not conflict with the 1940 Act.” (Emphasis added.) It is the published position of the staff that the Maryland Control Share Acquisition Act is inconsistent with the wording of, and purposes underlying, Section 18(i), specifically, and of the 1940 Act generally. See Boulder Total Return Fund, Inc. (November 15, 2010). Accordingly, please specify that the Company will not opt into the Control Share Act without a formal determination of the board that doing so would be in the best interests of the stockholders and without the express approval of the staff.

The Company acknowledges the Staff’s comment and has revised the disclosure in Amendment No. 1 to specify that the Company will not opt into the Control Share Act without a formal determination of the board of directors that doing so would be in the best interests of its stockholders and without the approval of the Staff.

* * * * * * * * *
The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * * * * * *

United States Securities and Exchange Commission
July 17, 2015

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by e-mail at william.tuttle@dechert.com). Thank you for your cooperation and attention to this matter.
Sincerely,
/s/ William J. Tuttle
William J. Tuttle

cc:	Sherri W. Schugart, HMS Income Fund, Inc.
Ryan T. Sims, HMS Income Fund, Inc.
David M. Covington, HMS Income Fund, Inc.
Thomas J. Friedmann, Dechert LLP
Corey F. Rose, Dechert LLP